No Act P.E. 8/4/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004966

Received SEC
SEP 27 2016
Washington, DC 20549

September 27, 2016

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
mgerber@skadden.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public Availability: 9-27-16

Re: WD-40 Company
Incoming letter dated August 4, 2016

Dear Mr. Gerber:

This is in response to your letter dated August 4, 2016 concerning the shareholder proposal submitted to WD-40 Company by James McRitchie. We also have received a letter from the proponent dated August 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

September 27, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WD-40 Company
Incoming letter dated August 4, 2016

The proposal requests that the board adopt a proxy access bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that WD-40 Company may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if WD-40 Company omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

August 5, 2016

Re: WD-40 Company
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the August 4, 2016 letter submitted to the Securities and Exchange Commission (SEC) on behalf of the WD-40 Company. ("WD-40" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because WD-40 has failed to demonstrate substantial implementation of the 2016 proposal.

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial prior to 1990. In 1980 Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. But the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988 Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private

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2 In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

3 Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

4 Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

ordering," through shareowner proposals, was about to begin in earnest. That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12th Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12th contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12th, I assure you the essential purpose was not to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

Proxy Access Proposal Complexities

It would be a lot easier and clearer if proponents could just reference the SEC's vacated Rule 14a-11 and request boards implement proxy access as close a practical to that vacated rule, within the limitations of the existing regulatory framework. In California, all regulations must meet the "clarity" standards of the Procedure Act and are reviewed by the Office of Administrative Law for compliance to those standards. Apparently federal regulations are too vague to be cited in proposals, even regulations that have not been vacated.

For example, on March 30, 2012 Staff issued a no-action letter on Dell, which included the following:

> There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Dell's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-

> 8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Dell would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). (Dell, March 30, 2012, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/jamesmcritchie033012-14a8.pdf)

If proponents cannot cite federal rules for something as simple as eligibility requirements, we certainly cannot cite a vacated Rule 14a-11 to describe the features that should be contained in proxy access bylaws. Instead, for the 2015 proxy season most proxy access advocates filed fairly generic proposals, describing little more in the way of specifics than that shareholders must hold 3% of the company's common stock for at least three years.

The primary objective last year of many shareholder advocates was to begin a tidal wave of proxy access adoptions, even flawed adoptions, to get the process rolling. Quality was not as important as quantity. At many early adopting companies I was willing to withdraw proposals even where boards limited access to 20% of the board seats.

After we knew we had significant momentum, we tried to get back to the provisions of the vacated Rule 14a-11 when negotiating with companies. However, knowing the history of no-action decisions under Rule 14a-8(i)(10) and especially after Staff granted no-action relief to General Electric, it was obvious that proposals with little specificity were vulnerable to being watered down.

In the case of General Electric, the company implemented proxy access with the same ownership threshold, holding period, and cap on shareholder nominees as requested by the proposal but added a group limit of 20 shareholders. That was consistent with prior decisions under Rule 14a-8(i)(10) because the shareholder proposal was silent on the issue of group size limits.

To remedy the situation, several of us began submitting proposals with greater specificity, including provisions to deny group caps, ensuring a minimum of two directors, and ensuring that restrictions that do not apply to other board nominees should not be imposed on shareholder nominees. This strengthened our hand in negotiations and we were able to win better terms for an agreement to withdraw.

Staff Drops a Bomb, Reinterpreting Rule 14a-8(i)(10)

The positive negotiating position that came with greater specificity of terms in proxy access proposals largely evaporated after February 12th when Staff issued no-action letters that appear to have found that the only essential provisions to initial proxy access bylaws are 3% of shares held for 3 years. Contrary to prior no-action opinions, Staff ignored the fact that shareholder proposals specified various other terms: 25% of the board, no group limitations, etc.

One Step Forward; Two Steps Back

Last year the SEC took a small step in the right direction after my appeal of a no-action decision involving Whole Foods Market, and howls of protest from more influential shareholders, led the SEC Chair White to call for a review of (i)(9) and an end to "gaming" the system. After seeking comment and suspending no-action opinions on that subdivision, Staff Legal Bulletin No. 14H (CF) was issued to clarify the exclusion under subdivision (i)(9) applied only "if a reasonable shareholder could not logically vote in favor of both proposals."

Now Staff is apparently 'protecting' shareholders from having to compare bylaws adopted by boards of directors, in response to shareholder proposals, with the terms requested by the shareholder. Would that task be too confusing for shareholders? Staff declared 'substantial implementation' of proxy access even where dramatic differences occur between what is specifically requested and what has been granted. This appears to be the same 'gaming the system' that Chair White warned against last year.

Before the suspension and clarification of (i)(9) last year, Staff had begun allowing issuers to omit shareholder proposals from the proxy and include their own, if their proposals were on the same subject. At least shareholders got to vote on the changes proposed by management.

Since SLB 14H and the February 12th no-action letters, SEC Staff has essentially announced a new game in town. Boards are now advised that when their company receives a proxy access proposal, they can simply adopt language on their own. Boards do not need approval from shareholders.

If a board adopts proxy access that allows shareholders with 3% of common stock held for three years to nominate a director, they have met their "essential" purpose. Therefore, a shareholder proposal requesting proxy access bylaws can be omitted. Since most boards do not have to put bylaws up to a vote by shareholders, any remnant of direct democracy is eliminated. Gaming the system has become even easier after February 12th than it was before SLB 14H.

If Chair White were to suspend no-action opinions based on Rule 14a-8(i)(10) and call for a review of the history of that subdivision, Staff would find a very similar situation to what they found in investigating the evolution of how (i)(9) was interpreted. Starting out narrowly, Staff gradually widened the exemption far beyond its original intent. J. Robert Brown, a former member of the SEC's Investor Advisory Committee, has already done much of this review in his Comment Letter on Rule 14a-8(I)(10), Securities & Exchange Commission, June 18, 2015 (June 18, 2015).

See U Denver Legal Studies Research Paper No. 15-26, available at SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2620417.

The Way Forward Without Gaming the System

There is an easy remedy to restore some semblance of accountability to shareholders. Go back to Staff's interpretation of Rule 14a-8(i)(10) as it existed before February 12th.

No-action letters "reflect only informal views" and are do not set precedent. Included with some no-action letters is the following statement: "SEC staff reserves the right to change the positions reflected in prior no-action letters."

However, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since the proposal in question actually calls out what the proponent believes to be "essential elements for substantial implementation," whereas the proposals cited by the Company as no-action precedents may have listed desirable features of proxy access bylaws but did not call out any as "essential elements."

Since no specific elements were called out by previous proponents as essential elements, SEC staff could reasonably assume that a company adopting proxy access bylaws had met the essential objective of providing proxy access and could, therefore, assume such proposals were substantially implemented. That is not the case at WD-40.

"Substantially Implemented" the Proposal

According to the Company letter,

> Finally, it is worth noting the Proposal's emphasis, in italicized font, of the words "essential elements for substantial implementation" in the lead-in paragraph and its similar emphasis of the phrases "unrestricted number of shareholders forming a group," "one quarter of the directors then serving or two, whichever is greater," and "three years," as well as the sentence, "[n]o additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes." The implication of the emphasized language is that the Proposal cannot be substantially implemented without fully addressing each and every one of those particular elements of the Proposal.

The Company then argues:

> The Commission specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Indeed, as the precedent described above demonstrates, a proposal is substantially implemented when its

essential objective is satisfied, even if the proposal has not been implemented exactly as proposed.

To my knowledge, the *Commission* has not weighed in on any of the no-action decisions issued by Staff on proxy access proposals since before the unprecedented no-action letters issued on February 12th. Staff now has an opportunity to clarify the meaning of its interpretation of Rule14a-8(i)(10). Ignore proposal elements specifically labeled by shareholder proponents as essential to the objective of the proposal, as requested by the Company, or allow shareholders to vote on what the proponent has identified as essential elements to meaningful proxy access bylaws?

Of course, if staff grants the no-action requests, it simply postpones voting until next year when these and additional amendments will be requested per H&R Block (July 21, 2016). Would such a postponement be serving the interests and rights of shareholders or would such a postponement simply allow the Company to game the system?

I will focus on only two essential elements below but similar arguments could be made for others.

Shareholder Aggregation

Here the Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, is similar to language included in other proposals excluded where Staff has granted no-action relief. Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen language similar to that found in other proposals where companies were granted no-action relief.

No-action "relief" in this case is not predicated on an arbitrary notion of whether or not it is an element essential to the proponent's objective when such essential elements have not been called out, as was the case in prior no-actions cited. Granting no-action relief in this case would be an unprecedented instance where a shareholder specifies specific elements as essential to their objective and Staff overrules them with a finding that they know the proponent's objective better than the proponent does. It would be similar to a court substituting its own business judgment for that of a board of directors.

If Staff decides to substitute its own judgment for that of the proponent, it must find that removing the cap would have insubstantial consequences. However, the Company has made no such argument. The Company's sole argument appears to be, "Staff has permitted exclusion of similar proxy access proposals that called for unlimited aggregation where the company limited aggregation to 20 stockholders." Yet, as indicated above, in none of those prior cases was the group limitation called out as an essential element.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

Is twenty dollars substantially the same as an unlimited number of dollars? Of course it is not. Similarly, limiting the number of nominating shareholders is not substantially the same as allowing an unlimited number of shareholders to aggregate their shares.

The Company provides no substantive evidence that a standard limiting nominating groups meets the essential purposes of the Proposal, which includes allowing shareholders to combine together in groups of unlimited number to achieve the required holdings. Nor has the Company argued that limiting nominating groups would have insubstantial consequences.

The Company has not met the burden of proof required by Rule 14a-8(g).

Limit on Re-nomination

The Company bylaws place restrictions on the re-nomination of shareholder nominees based on the percentage of total votes cast. The Proposal requests "*No additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*"

According to CII (Proxy Access: Best Practices, August 2015):

> CII believes that since resubmission requirements aren't applicable to management's candidates, they shouldn't apply to candidates suggested by shareowners.

When drafting the now vacated Rule 14a-11, the SEC considered, but rejected, imposing such restrictions. The SEC did not believe it was necessary or appropriate to include a limitation on the use of proxy access by nominating shareowners or groups that have previously used proxy access. The SEC also found that such a limitation would not facilitate shareowners' traditional state law rights and would add unnecessary complexity.

The Company provides no evidence that a standard limiting the re-nomination of shareholder nominees meets an essential purpose of the Proposal, which is to facilitate re-nomination of shareholder nominees without requiring them to meet specified voting thresholds. Nor has the Company argued that limiting re-nomination of shareholder nominees would have insubstantial consequences.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

The series of no-action letters issued by Staff on February 12 and subsequently are anomalous in comparison with prior interpretations by Staff of what constitutes substantial implementation and what constitutes the essential elements of a proxy proposal. The essential elements of a proposal are the specifications called out in the proposal, just as they would be in a contract.

If I am building a house and specify in the contract that the furnace must meet an annual fuel-utilization-efficiency (AFUE) rating of 95% but the contractor installs one with an 80% AFUE rating, they have not met the essential terms of the contract. Based on the anomalous no-action letters of February 12th, if Staff were issuing an informal opinion on substantial implementation, it would apparently argue the quality of the furnace does not matter. It is as if Staff arbitrarily deems only a roof and walls to be essential elements of a house.

Under Rule 14a-8(i)(10) boards are free to adopt elements that do not conflict with those requested in a shareholder proposal. If a proposal specifies a range, boards can select a percentage at the high end. Unless specified, boards can round down to the nearest whole number instead of rounding up to arrive the appropriate number of shareholder nominees for a specified percentage of the board. However, boards should not be entitled under Rule 14a-8(i)(10) to round an infinite number of shareholders forming a group down to 20. That is not substantial implementation.

The anomalous no-action letters issued on February 12 and subsequently provide no evidence why 3% of shares is considered an essential element to proxy access but having no cap on the number allowed to form a group is not. There is a world of difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. One set of bylaws can actually be implemented; the other cannot. Proxy access bylaws that cannot be implemented serve no purpose other than to provide an illusion.

Although I hope Staff will change the position reflected in prior no-action letters of what constitutes the essential elements of proxy access, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since the proposal in question called out essential elements required for substantial implementation, whereas previous proposals where no-action relief was granted did not.

· The Proposal calls out essential elements with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, WD-40 has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that WD-40 may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

cc: Richard T. Clampitt, WD-40 Company Corporate Secretary

[WDFC – Rule 14a-8 Proposal, June 19, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of WD-40 Company (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements* for *substantial implementation* as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an *unrestricted number of shareholders forming a group* (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall be *one quarter of the directors then serving or two, whichever is greater*. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned *3%* or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least *three years* before submitting the nomination and pledges to hold that stock through the annual meeting;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. *No additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*

Supporting Statement: Long-term shareholders need a meaningful voice in nominating directors. The SEC's proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part, for inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a CFA Institute cost-benefit analysis, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5% average shareholder value increase for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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BY EMAIL (shareholderproposals@sec.gov)

August 4, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: WD-40 Company – 2016 Annual Meeting
Omission of Shareholder Proposal of James McRitchie

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, WD-40 Company, a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie, with John Chevedden and/or his designee authorized to act as Mr. McRitchie's agent (Mr. McRitchie and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution of the Proposal is copied below:

> RESOLVED: Shareholders of WD-40 Company (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements for substantial implementation* as follows:
>
> Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an *unrestricted number of shareholders forming a group* (the "Nominator") that meets the criteria established below.
>
> Allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall be *one quarter of the directors then serving or two, whichever is greater*. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least *three years* before submitting the nomination and pledges to hold that stock through the annual meeting;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. *No additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*

(Emphasis in original.)

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2016 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

The Company received the Proposal on June 20, 2016, accompanied by a cover letter from the Proponent dated June 19, 2016. On June 24, 2016, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of Mr. McRitchie's shares verifying that he had beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year as of the date of submission of the Proposal. On June 27, 2016, the Company received a letter from TD Ameritrade (the "Broker Letter"), dated June 21, 2016, verifying Mr. McRitchie's stock ownership. Copies of the Proposal, cover letter, the Deficiency Letter and the Broker Letter are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and...therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., AGL Resources Inc.* (*granted on recon.*, Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

Further, on many occasions, the Staff has permitted exclusion under Rule 14a-8(i)(10) of a proposal substantially similar to the Proposal where the company "adopted a proxy access bylaw that addresse[d] the proposal's essential objective." *See, e.g., Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (March 3, 2016); *Public Service Enterprise Group Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem Inc.* (Mar. 3, 2016); *The Wendy's Co.* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grumman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications Int'l Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); *The Western Union Co.* (Feb. 12, 2016).

B. The Recent Amendment to the Company's Bylaws Satisfies the Proposal's Essential Objective.

On July 13, 2016, the Board of Directors (the "Board") amended and restated the Company's bylaws (as amended and restated, the "Amended Bylaws") to, among other things, adopt a new proxy access provision (the "Proxy Access Provision"). Set forth in new Section 2.17 of the Amended Bylaws, the Proxy Access Provision permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's annual meeting proxy materials (beginning with the 2017 annual meeting) director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Amended Bylaws. The Amended Bylaws, which were effective immediately, are included as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on July 18, 2016, and are attached hereto as Exhibit B.

Consistent with the precedent described above, the Proxy Access Provision satisfies the Proposal's essential objective – providing a stockholder or group of stockholders that have owned 3% or more of the Company's common stock continuously for at least three years the ability to include no fewer than two director nominees in the Company's annual meeting proxy materials.

The following is a more detailed discussion of how the Proxy Access Provision addresses each element of the Proposal.

- **Requirement to Include Shareholder Nominee Information in Proxy Statement.** The Proposal seeks to "[r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement...of any person nominated for election to the board by a shareholder or an *unrestricted number of shareholders forming a group*...that meets the [specified] criteria...." (Emphasis in original.) The Proposal also asks that shareholders be allowed to vote on such nominee on the Company's proxy card.

  Section 2.17(a) of the Amended Bylaws provides that whenever the Board solicits proxies with respect to the election of directors at an annual meeting of stockholders, the Company shall include in its proxy statement the name, together with certain required information, of any proxy access nominee submitted by a stockholder or group of stockholders eligible to submit such nominee pursuant to the Proxy Access Provision. Section 2.17(a) also provides that the name of any proxy access nominee eligible to be included in the proxy statement shall be set forth on the Company's form of proxy as well. Although the Proxy Access Provision does not permit an unlimited number of stockholders to form a group, the Staff has permitted exclusion of similar proxy access proposals that called for unlimited aggregation where the company limited aggregation to 20 stockholders. *See, e.g., Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016);

General Dynamics Corp. (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016).

In addition, the Company does not believe that stockholder approval of the Proxy Access Provision is essential to substantially implement the Proposal, particularly given that no substantive rights are afforded to stockholders by having them vote on such provision. Precedent supports the view that stockholder approval is not necessary to substantially implement a proxy access proposal that calls for such approval. *See, e.g., Amazon.com, Inc.* (Mar. 3, 2016).

- **Maximum Number of Proxy Access Nominees.** The Proposal requests that "[t]he number of shareholder-nominated candidates appearing in proxy materials shall be *one quarter of the directors then serving or two, whichever is greater*." (Emphasis in original.)

  Section 2.17(c) of the Amended Bylaws provides that the maximum number of proxy access nominees that will be included in the Company's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors then in office or, if such amount is not a whole number, the closest whole number below 20%. Although the Proxy Access Provision does not permit proxy access nominees to equal up to 25% of the Board, the Staff has permitted exclusion of similar proxy access proposals that requested the ability to nominate up to 25% of the board where the company limited the percentage to 20%. *See, e.g., Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *UnitedHealth Group Inc.* (Feb. 12, 2016); *Western Union Co.* (Feb. 12, 2016).

- **Ownership and Holding Period Requirements.** The Proposal specifies that a stockholder or group of stockholders submitting a proxy access nominee must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least *three years* before submitting the nomination and pledges to hold that stock through the annual meeting." (Emphasis in original.)

  Section 2.17(d) of the Amended Bylaws provides that a stockholder or a group of stockholders is eligible to submit a proxy access nominee if such stockholder or group (i) has owned continuously for at least three years at least 3% of the outstanding shares of the Company's common stock, (ii) continues to own the required amount of shares through the date of the annual meeting and (iii) satisfies the other requirements of the Proxy Access Provision. In addition, Section 2.17(e) provides that a stockholder's ownership of shares shall be deemed to continue during any period in which the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and agrees that it (i) will promptly recall such loaned shares upon being notified that any of its nominees will be included in the Company's proxy materials and (ii) will continue to hold such recalled shares through the date of the annual meeting.

- **Informational Requirements.** The Proposal specifies that a nominating stockholder or group of stockholders must "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any [Commission] rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the [nominating stockholder or group of stockholders], including proof it owns the required shares...."

  Sections 2.17(f)(iv) of the Amended Bylaws requires that a notice of proxy access nomination set forth or be accompanied by the information, representations, agreements and other documents otherwise required by the Amended Bylaws, including information generally required of director nominees submitted to the Company by its stockholders. Section 2.17(f)(iv) also requires the executed consent of each proxy access nominee to being named as a nominee in the proxy statement and to serving as a director if elected. Section 2.17(f)(iii) requires that a nominating stockholder or group provide a copy of the Schedule 14N filed with the Commission, as required by Rule 14a-18 under the Exchange Act. Sections 2.17(f)(i) and (ii) require the nominating stockholder or group to certify that it owns the amount of stock required to submit a proxy access nominee and provide proof of ownership.

- **Certification Requirements.** The Proposal specifies that a nominating stockholder or group of stockholders must "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the [n]ominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

Section 2.17(f)(vii)(A) of the Amended Bylaws requires that a nominating stockholder or group undertake that it agrees to "assume all liability stemming from any legal or regulatory violation arising out of the [nominating stockholder]'s communications with the stockholders of the [Company] or out of the information that the [nominating stockholder] provided to the [Company]." Sections 2.17(f)(vi)(E) and (vii)(C) together require a nominating stockholder or group to represent that it will comply with all laws, rules and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting and to undertake that it will file with the Commission any solicitation or communication with stockholders of the Company relating to the meeting at which its proxy access nominee will be nominated. Section 2.17(vi)(A) requires that a nominating stockholder or group represent that it did not acquire, and is not holding, any securities of the Company for the purpose or with the intent of changing or influencing control of the Company.

- **Supporting Statement.** The Proposal provides that "[t]he Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee…."

  Section 2.17(h) of the Amended Bylaws permits a nominating stockholder or group to provide "a written statement, not to exceed 500 words, in support of its [proxy access nominee(s)'] candidacy…."

- **Dispute Resolution.** The Proposal states that "[t]he Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit."

  Section 2.17(k) of the Amended Bylaws provides that the Board, any committee thereof, or the chairman of the annual meeting has the authority to determine whether the requirements of the Proxy Access Provision have been satisfied and whether a proxy access nominee is eligible for inclusion in the Company's proxy materials. In addition, Section 2.17(c) describes the process to be followed for determining the priority given to multiple nominations exceeding the permitted amount. The Staff has permitted exclusion of similar proxy access proposals where the company addressed the resolution of these types of issues in like fashion. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016).

- **Re-Nomination Restrictions.** The Proposal states that "*[n]o additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*" (Emphasis in original.)

  Section 2.17(l) of the Amended Bylaws provides that a proxy access nominee included in the Company's proxy materials for a particular annual meeting who does not receive at least 25% of the votes cast in favor of such nominee's election will be ineligible to be a proxy access nominee for the next two annual meetings. A substantial majority of the public companies that have adopted proxy access to date place similar, reasonable restrictions on the ability to resubmit nominees that previously received a low percentage of votes. Significantly, even in those situations, the Proxy Access Provision places no restrictions on the ability of an eligible stockholder or group of stockholders to include other proxy access nominees in the Company's proxy materials. The Staff has permitted exclusion of similar proxy access proposals when the company adopted similar, reasonable restrictions on re-nominations. *See, e.g., Amazon.com, Inc.* (Mar. 3, 2016); *The Wendy's Co.* (Mar. 2, 2016); *Dun & Bradstreet Corp.* (Feb. 12, 2016).

Finally, it is worth noting the Proposal's emphasis, in italicized font, of the words "essential elements for substantial implementation" in the lead-in paragraph and its similar emphasis of the phrases "unrestricted number of shareholders forming a group," "one quarter of the directors then serving or two, whichever is greater," and "three years," as well as the sentence, "[n]o additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes." The implication of the emphasized language is that the Proposal cannot be substantially implemented without fully addressing each and every one of those particular elements of the Proposal. However, the Commission specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Indeed, as the precedent described above demonstrates, a proposal is substantially implemented when its essential objective is satisfied, even if the proposal has not been implemented exactly as proposed.

The Proxy Access Provision satisfies the Proposal's essential objective – providing a stockholder or group of stockholders that have owned 3% or more of the Company's common stock continuously for at least three years the ability to include no fewer than two director nominees in the Company's annual meeting proxy materials. Thus, even though proxy access has not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

V. Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: John Chevedden

EXHIBIT A

(see attached)

FISMA & OMB Memorandum M-07-16

Mr. Richard T. Clampitt
Corporate Secretary
WD-40 Company (WDFC)
1061 Cudahy Place
San Diego, California 92110
Via email: RClampitt@WD40.com
Phone 619-275-1400

June 19, 2016

Dear Corporate Secretary,

I am pleased to be a long-term shareholder in the WD-40 Company and appreciate the leadership our company has shown on numerous issues. Our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

The attached shareholder proposal is submitted for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. I pledge to continue to hold the required stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended for definitive proxy publication.

This letter confirms I am delegating John Chevedden and/or his designee to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** : to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

James McRitchie

June 19, 2016

Date

cc: John Chevedden

[WDFC – Rule 14a-8 Proposal, June 19, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of WD-40 Company (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements* for *substantial implementation* as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an *unrestricted number of shareholders forming a group* (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall be *one quarter of the directors then serving or two, whichever is greater.* This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned *3%* or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least *three years* before submitting the nomination and pledges to hold that stock through the annual meeting;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. *No additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*

Supporting Statement: Long-term shareholders need a meaningful voice in nominating directors. The SEC's proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part, for inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a CFA Institute cost-benefit analysis, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5% average shareholder value increase for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

WD-40 COMPANY

P.O. Box 80607, San Diego, CA 92138-0607

June 24, 2016

VIA FIRST CLASS MAIL AND EMAIL ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the letter (the "Proposal Letter") from James McRitchie (the "proponent") to WD-40 Company submitting a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in WD-40 Company's proxy materials for the 2016 Annual Meeting of Shareholders (the "Annual Meeting"). As directed in the Proposal Letter, I am writing to you in your capacity as the agent of the proponent regarding such shareholder proposal and, as requested, I am directing this letter to you via e-mail at the specified address.

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of WD-40 Company's common stock for at least one year, preceding and including the date that the proposal was submitted. Although I have no doubt that you are familiar with Rule 14a-8, a copy of the Rule is attached to this letter as Exhibit A for your reference.

Our records indicate that the proponent is not a registered holder of WD-40 Company common stock. Please provide a written statement from the record holder of the proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proposal was submitted to me by e-mail communication, which was June 20, 2016, the proponent had beneficially held the requisite number of shares of WD-40 Company common stock continuously for at least one year preceding and including June 20, 2016.

In order to determine if the bank or broker holding the proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding the proponent's shares is not a DTC participant, the proponent also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the proponent's broker or bank. If the DTC participant knows the proponent's broker or bank's holdings, but does not know the proponent's holdings, the proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the proponent's broker or bank confirming the proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the proponent's ownership of the minimum number of shares of WD-40 Company common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the Annual Meeting. WD-40 Company reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Richard T. Clampitt
Vice President, General Counsel and
Corporate Secretary

1061 Cudahy Place, San Diego, CA 92110-3929
Tel 619/275.1400 Fax 619/275.5823

EXHIBIT A

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make

arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> **(i)** If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> **(ii)** In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

TD Ameritrade

WDFC

Post-it® Fax Note 7671	Date 6-27-16	# of pages ▶
To Richard Clampitt	From John Chevedden	
Co./Dept.	Co.	
Phone #.	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 619-275-5823	Fax #	

June 21, 2016

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie held, and had held continuously for at least thirteen months, 30 shares of WD 40 Co (WDFC) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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200 S. 108th Ave,
Omaha, NE 68154

EXHIBIT B

(see attached)

AMENDED AND RESTATED
BYLAWS
OF
WD-40 COMPANY
(a Delaware corporation)

ARTICLE I

OFFICES

Section 1.1 REGISTERED OFFICE. The initial registered office of WD-40 Company, a Delaware corporation (the "Corporation"), in Delaware shall be The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.

Section 1.2 PRINCIPAL EXECUTIVE OFFICE. The initial principal executive office of the Corporation is hereby fixed and located at 1061 Cudahy Place, San Diego, California 92110. The Board of Directors of the Corporation (the "Board") is hereby granted full power and authority to change said principal executive office from one location to another. Any such change shall be noted on these Amended and Restated Bylaws (the "Bylaws") opposite this Section 2 of this Article I, or this Section 2 of this Article I may be amended to state the new location.

Section 1.3 OTHER OFFICES. Branch or subordinate offices of the Corporation may at any time be established by the Board at any place or places.

ARTICLE II

STOCKHOLDERS

Section 2.1 PLACE OF MEETING. Meetings of stockholders shall be held either at the principal executive office of the Corporation or at any other place within or without the State of Delaware which may be designated either by the Board or by the written consent of all persons entitled to vote thereat, given either before or after the meeting and filed with the Secretary.

Section 2.2 ANNUAL MEETINGS. The annual meeting of stockholders shall be held on that Tuesday falling the closest to December 15 of each year at 2 o'clock P.M., local time, or such other date or such other time as may be fixed by the Board; provided, however, that should said day fall upon a legal holiday observed by the Corporation at its principal executive office, then any such annual meeting of stockholders shall be held at the same time and place on the next day ensuing which is a full business day. At such meetings, Directors shall be elected and any other proper business may be transacted. In lieu of holding an annual meeting of stockholders at a designated place, the Board may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication as provided for by the Delaware General Corporation Law.

Section 2.3 SPECIAL MEETINGS. A special meeting of the stockholders for the transaction of any proper business may be called at any time by the Board for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place (if any) on such date and at such time as the Board may fix. In lieu of holding a special meeting of stockholders at a designated place, the Board may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication. Business transacted at a special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

Section 2.4 NOTICE OF ANNUAL OR SPECIAL MEETING. Written notice of each annual or special meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote thereat. Such notice shall state the place, date, and hour of the meeting or the means of remote communication, if any, and (i) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the stockholders, but, subject to the provisions of applicable law, any proper matter may be presented at the meeting for such action. The notice of any meeting at which Directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Board for election. Notice of a stockholders' meeting shall be given either personally or by mail, including third class mail, or by other means of written communication or, with the consent of the stockholder entitled to receive notice, by means of electronic transmission, addressed to the stockholder at the address of such stockholder appearing on the books of the Corporation or given by the stockholder to the Corporation for the purpose of notice; or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. Notice given by electronic transmission pursuant to this subsection shall be deemed given: (1) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Section 2.5 QUORUM. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"). When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of any applicable statute or of the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.6 ADJOURNED MEETING AND NOTICE THEREOF. Any stockholders' meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present, in person or represented by proxy thereat, but in the absence of a quorum (except as provided in Section 5 of this Article II) no other business may be transacted at such meeting. It shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken; provided, however, that when any stockholders' meeting is adjourned for more than 30 days or, if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 2.7 VOTING. The stockholders entitled to notice of any meeting or to vote at any such meeting shall be only persons in whose name shares stand on the stock records of the Corporation on the record date determined in accordance with Section 8 of this Article II. Voting shall in all cases be subject to the provisions of the Delaware General Corporation Law and to the following provisions:

(a) Subject to clause (g) below, shares held by an administrator, executor, guardian, conservator or custodian may be voted by such holder either in person or by proxy, without a transfer of such shares into the holder's name; and shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of such shares into the trustee's name.

(b) Shares standing in the name of a receiver may be voted by such receiver; and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in the order of the court by which such receiver was appointed.

(c) Subject to the provisions of Section 217 of the Delaware General Corporation Law, and except where otherwise agreed in writing between the parties, a objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Section 2.5 QUORUM. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by statute or by the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"). When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of any applicable statute or of the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.6 ADJOURNED MEETING AND NOTICE THEREOF. Any stockholders' meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present, in person or represented by proxy thereat, but in the absence of a quorum (except as provided in Section 5 of this Article II) no other business may be transacted at such meeting. It shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken; provided, however, that when any stockholders' meeting is adjourned for more than 30 days or, if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 2.7 VOTING. The stockholders entitled to notice of any meeting or to vote at any such meeting shall be only persons in whose name shares stand on the stock records of the Corporation on the record date determined in accordance with Section 8 of this Article II. Voting shall in all cases be subject to the provisions of the Delaware General Corporation Law and to the following provisions:

(a) Subject to clause (g) below, shares held by an administrator, executor, guardian, conservator or custodian may be voted by such holder either in person or by proxy, without a transfer of such shares into the holder's name; and shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of such shares into the trustee's name.

(b) Shares standing in the name of a receiver may be voted by such receiver; and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in the order of the court by which such receiver was appointed.

(c) Subject to the provisions of Section 217 of the Delaware General Corporation Law, and except where otherwise agreed in writing between the parties, a stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(d) Shares standing in the name of a minor may be voted and the Corporation may treat all rights incident thereto as exercisable by the minor, in person or by proxy, whether or not the Corporation has notice, actual or constructive, of the nonage, unless a guardian of the minor's property has been appointed and written notice of such appointment given to the Corporation.

(e) Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxyholder as the bylaws of such other corporation may prescribe or, in the absence of such provision, as the board of directors of such other corporation may determine or, in the absence of such determination, by the chairman of the board of directors, president or any vice president of such other corporation, or by any other person authorized to do so by the board of directors, president or any vice president of such other corporation. Shares which are purported to be voted or any proxy purported to be executed in the name of a corporation (whether or not any title of the person signing is indicated) shall be presumed to be voted or the proxy executed in accordance with the provisions of this subdivision, unless the contrary is shown.

(f) Shares of the Corporation owned by any subsidiary shall not be entitled to vote on any matter.

(g) Shares held by the Corporation in a fiduciary capacity, and shares of the Corporation held in a fiduciary capacity by any subsidiary, shall not be entitled to vote on any matter, except to the extent that the settlor or beneficial owner possesses and exercises a right to vote or to give the Corporation binding instructions as to how to vote such shares.

(h) If shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a stockholder voting agreement or otherwise, or if two or more persons (including proxyholders) have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(i) If only one votes, such act binds all;

(ii) If more than one vote, the act of the majority so voting;

(iii) If more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionately.

If the instrument so filed or the registration of the shares shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of this section shall be a majority or even split in interest.

Section 2.8 RECORD DATE.

(a) The Board may fix, in advance, a record date for the determination of the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board and shall not be more than 60 nor less than 10 days prior to the date of the meeting nor, except as set forth in Section 8(c) of this Article II, more than 60 days prior to any other action. When a record date is so fixed, only stockholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the Corporation after the record date. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting. The Board shall fix a new record date if the meeting is adjourned for more than 30 days.

(b) If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining stockholders for any purpose other than set forth in this Section 8 or Section 10 of this Article II shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later.

(c) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary of the Corporation, request the Board to fix a record date. The Board shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded, to the attention of the Secretary of the Corporation. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

Section 2.9 CONSENT OF ABSENTEES. The transactions of any meeting of stockholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 2.10 ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation, any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner required by the Delaware General Corporation Law, written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.11 PROXIES. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall, at every meeting of the stockholders, be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, except that no proxy shall be voted on after 11 months from its date, unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 2.12 INSPECTORS OF ELECTION. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector(s) shall: (1) ascertain the number of shares outstanding and the voting power of each; (2) determine the shares represented at a meeting and the validity of the proxies or ballots; (3) count all votes and ballots; (4) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (5) certify the determination of the number of shares represented at the meeting, and the count of all votes and ballots. The inspector(s) may appoint or retain other persons or entities to assist the inspector(s) in the performance of the duties of the inspector(s).

Section 2.13 STOCKHOLDER LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.14 NOTICE OF STOCKHOLDER PROPOSALS.

(a) At any annual or special meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual or special meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (B) otherwise properly brought before the meeting by or at the direction of the Board, or (C) otherwise properly brought before an annual meeting by a stockholder (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 14 of this Article II and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 14 of this Article II. In addition to any other applicable requirements, in order for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such proposal must be a proper matter for stockholder action under the Delaware General Corporation Law.

(b) To be timely, a stockholder's notice must be received at the principal executive offices of the Corporation not less than 120 or more than 150 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 25 days prior to or delayed by more than 25 days after the first anniversary of the preceding year's annual meeting, then notice by the stockholder to be timely must be received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A public announcement for purposes hereof shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

(c) To be in proper written form, a stockholder's notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the annual meeting and any material interest of the stockholder, and the beneficial owner, if any, on whose behalf the proposal is made, in such business; and (b) as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made, (i) the name and address, as they appear on the Corporation's books, of such person; (ii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to securities of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such person or any affiliates or associates of such person, in such business, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) a representation as to whether the stockholder giving notice intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding stock required to approve or adopt the proposal and/or (B) otherwise solicit proxies or votes from stockholders in support of such proposal; (v) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting, or that may otherwise be required, pursuant to Section 14 of the 1934 Act, as amended, and the rules and regulations promulgated thereunder.

A stockholder providing notice of business proposed to be brought before the annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 14 of this Article II shall be true and correct as of the record date for determining the stockholders entitled to receive notice of such annual meeting and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of such meeting.

The foregoing notice requirements of this Section 14 of this Article II shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the 1934 Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Notwithstanding the foregoing provisions of this Section 14 of this Article II, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 14 of this Article II, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.

(d) Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing contained in this Section 14 of this Article II shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the 1934 Act (or any successor provision of law).

(e) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 14 of this Article II. The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the procedures prescribed in these Bylaws, and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

Section 2.15 ELECTION OF DIRECTORS.

(a) Only persons who are nominated in accordance with the procedures set forth in this Section 15 of this Article II or Section 17 of this Article II shall be eligible for election as Directors. Nominations of persons for election to the Board of the Corporation may be made (i) at an annual or special meeting of stockholders by or at the direction of the Board or (ii) at an annual meeting by any stockholder of the Corporation (A) who is a stockholder of record on the date of the giving of the notice provided for in this Section 15 of this Article II and on the record date for the determination of stockholders entitled to vote in the election of directors at the meeting and (B) who complies with the notice procedures set forth in this Section

15 of this Article II. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(b) To be timely, a stockholder's notice must be received at the principal executive offices of the Corporation not less than 120 or more than 150 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 25 days prior to or delayed by more than 25 days after the first anniversary of the preceding year's annual meeting, then notice by the stockholder to be timely must be received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A public announcement for purposes hereof shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

(c) To be in proper written form, such stockholder's notice shall set forth the following information: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iv) a completed and signed representation and agreement of such person as required by Section 2(b) of Article III; and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act, and the rules and regulations promulgated thereunder (including, without limitation, such person's written consent to being named in the proxy statement of the stockholder providing notice or, if the nomination was made in accordance with the procedures set forth in Section 17 of this

Article II, the Corporation, as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made, (i) the name and address, as they appear on the Corporation's books, of the stockholder giving the notice and the name and principal place of business of such beneficial owner; (ii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) a representation as to whether the stockholder giving notice intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding stock required to elect the nominee or nominees and/or (B) otherwise solicit proxies or votes from stockholders in support of such nomination; (v) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice; and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors, or that may otherwise be required, pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder.

In addition to the information required or requested pursuant to this Section 15(c) of this Article II or any other provision of these bylaws, (i) the Corporation may require any proposed nominee to furnish any other information (A) that may reasonably be requested by the Corporation to determine whether the nominee would be independent under the rules and listing standards of the securities exchanges upon which the stock of the Corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors (collectively, the "Independence Standards"), (B) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee or (C) that may reasonably be requested by the Corporation to determine the eligibility of such nominee to serve as a director of the Corporation.

Any person providing any information to the Corporation pursuant to this Section 15(c) of this Article II shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of such annual meeting.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation. Notwithstanding the foregoing provisions of this Section 15 of this Article II, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 15 of this Article II, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(d) No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 15 of this Article II or in Section 17 of this Article II. The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Section 2.16 CONDUCT OF BUSINESS. The Board may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman and secretary of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman or secretary, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter or matters to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

Section 2.17 <u>PROXY ACCESS</u>.

(a) Whenever the Board solicits proxies with respect to the election of directors at an annual meeting of stockholders (following the 2016 annual meeting of stockholders), subject to the provisions of this Section 17 of this Article II, the Corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the Board (or any duly authorized committee thereof), the name, together with the Required Information (as defined below), of any person nominated for election to the Board by an Eligible Stockholder (as defined in Section 17(d) of this Article II) pursuant to and in accordance with this Section 17 of this Article II (a "Stockholder Nominee"). For purposes of this Section 17 of this Article II, the "Required Information" that the Corporation will include in its proxy statement is (i) the information provided to the Secretary of the Corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder, and (ii) if the Eligible Stockholder so elects, a Supporting Statement (as defined in Section 17(h) of this Article II). For the avoidance of doubt, nothing in this Section 17 of this Article II shall limit the Corporation's ability to solicit against any Stockholder Nominee or include in its proxy materials the Corporation's own statements or other information relating to any Eligible Stockholder or Stockholder Nominee, including any information provided to the Corporation pursuant to this Section 17 of this Article II. Subject to the provisions of this Section 17 of this Article II, the name of any Stockholder Nominee included in the Corporation's proxy statement for an annual meeting of stockholders shall also be set forth on the form of proxy distributed by the Corporation in connection with such annual meeting.

(b) In addition to any other applicable requirements, for a nomination to be made by an Eligible Stockholder pursuant to this Section 17 of this Article II, the Eligible Stockholder must give timely notice thereof (a "Notice of Proxy Access Nomination") in proper written form to the Secretary of the Corporation and must expressly request in the Notice of Proxy Access Nomination to have such nominee included in the Corporation's proxy materials pursuant to this Section 17 of this Article II. To be timely, the Notice of Proxy Access Nomination must be received at the principal executive offices of the Corporation not less than 120 days or more than 150 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders. In no event shall the public disclosure of an adjournment or postponement commence a new time period for the giving of a Notice of Proxy Access Nomination pursuant to this Section 17 of this Article II.

(c) The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the Corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 17 of this Article II (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (such greater number, as it may be adjusted pursuant to this Section 17(c) of this Article II, the "Permitted Number"). In the event that one or more vacancies for any reason occurs on the Board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In addition, the Permitted Number shall be reduced by (i) the number of individuals who will be included in the Corporation's proxy materials as nominees recommended by the Board pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of stock from the Corporation by such stockholder or group of stockholders) and (ii) the number of directors in office as of the Final Proxy Access Nomination Date who were included in the Corporation's proxy materials as Stockholder Nominees for any of the two preceding annual meetings of stockholders (including any persons counted as Stockholder Nominees pursuant to the immediately succeeding sentence) and whose re-election at the upcoming annual meeting is being recommended by the Board. For purposes of determining when the Permitted Number has been reached, any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 17 of this Article II whose nomination is subsequently withdrawn or whom the Board decides to nominate for election to the Board shall be counted as one of the Stockholder Nominees. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 17 of this Article II shall rank such Stockholder Nominees based on the order in which the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 17 of this Article II exceeds the Permitted Number. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 17 of this Article II exceeds the Permitted Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 17 of this Article II from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Corporation each Eligible Stockholder disclosed as Owned (as defined in Section 17(e) of this Article II) in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 17 from each Eligible Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 17 of this Article II from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Notwithstanding anything to the contrary contained in this Section 17 of this Article II, the Corporation shall not be required to include any Stockholder Nominees in its proxy materials pursuant to this Section 17 of this Article II for any meeting of stockholders for which the Secretary of the Corporation receives a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate one or more persons for election to the Board pursuant to clause (ii) of Section 15(a) of this Article II.

(d) An "Eligible Stockholder" is a stockholder or group of no more than 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined below)) that (i) has Owned continuously for at least three years (the "Minimum Holding Period") a number of shares of common stock of the Corporation that represents at least three percent of the outstanding shares of common stock of the Corporation as of the date the Notice of Proxy Access Nomination is received at the principal executive offices of the Corporation in accordance with this Section 17 of this Article II (the "Required Shares"), (ii) continues to Own the Required Shares through the date of the annual meeting and (iii) meets all other requirements of and complies with all of the procedures set forth in this Section 17 of this Article II. A "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), (1) each provision in this Section 17 of this Article II that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each stockholder (including each individual fund within a Qualifying Fund Group) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has Owned continuously for the Minimum Holding Period in order to meet the three percent Ownership requirement of the "Required Shares" definition) and (2) a breach of any obligation, agreement or representation under this Section 17 of this Article II by any member of such group shall be deemed a breach by the Eligible Stockholder. No stockholder may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting.

(e) For purposes of this Section 17 of this Article II, a stockholder shall be deemed to "Own" only those outstanding shares of common stock of the Corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell, or (C) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar instrument or agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "Own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's Ownership of shares shall be deemed to continue during any period in which (i) the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and includes in the Notice of Proxy Access Nomination an agreement that it (A) will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy materials and (B) will continue to hold such recalled shares through the date of the annual meeting or (ii) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings. Whether outstanding shares of common stock of the Corporation are "Owned" for these purposes shall be decided by the Board. For purposes of this Section 17 of this Article II, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the 1934 Act.

(f) To be in proper written form, the Notice of Proxy Access Nomination shall set forth or be accompanied by the following:

(i) a statement by the Eligible Stockholder (A) setting forth and certifying as to the number of shares it Owns and has Owned continuously for the Minimum Holding Period, (B) agreeing to continue to Own the Required Shares through the date of the annual meeting, (C) indicating whether it intends to continue to own the Required Shares for at least one year following the annual meeting and (D) confirming its intention to notify the Corporation of any defects in, and otherwise update and supplement, the information provided to the Corporation pursuant to this Section 17 of this Article II as required by Section 17(i) of this Article II;

(ii) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is received at the principal executive offices of the Corporation, the Eligible Stockholder Owns, and has Owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for determining the stockholders entitled to receive notice of such meeting, one or more written statements from the record holder and such intermediaries verifying the Eligible Stockholder's continuous Ownership of the Required Shares through the record date;

(iii) a copy of the Schedule 14N that has been or is concurrently being filed with the Securities and Exchange Commission as required by Rule 14a-18 under the 1934 Act;

(iv) the information, representations, agreements and other documents that would be required to be set forth in or included with a stockholder's notice of a nomination proposed to be made pursuant to clause (ii) of Section 15(a) of this Article II (including the executed consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected and a completed and signed representation and agreement of each Stockholder Nominee as required by Section 2(b) of Article III);

(v) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(vi) a representation that the Eligible Stockholder (A) did not acquire, and is not holding, any securities of the Corporation for the purpose or with the intent of changing or influencing control of the Corporation, (B) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Stockholder Nominee(s) it is nominating pursuant to this Section 17 of this Article II, (C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the 1934 Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board, (D) has not distributed and will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting other than the form distributed by the Corporation, (E) has complied and will comply with all laws, rules and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting and (F) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(vii) an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 17 of this Article II or any solicitation or other activity in connection therewith and (C) file with the Securities and Exchange Commission any solicitation or other communication with the stockholders of the Corporation relating to the meeting at which its Stockholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the 1934 Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the 1934 Act;

(viii) in the case of a nomination by an Eligible Stockholder consisting of a group of stockholders, the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 17 of this Article II (including withdrawal of the nomination); and

(ix) in the case of a nomination by an Eligible Stockholder consisting of a group of stockholders in which two or more funds are intended to be treated as one stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(g) In addition to the information required or requested pursuant to Section 17(f) of this Article II or any other provision of these bylaws, (i) the Corporation may require any proposed Stockholder Nominee to furnish any other information (A) that may reasonably be requested by the Corporation to determine whether the Stockholder Nominee would be independent under the Independence Standards, (B) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such Stockholder Nominee or (C) that may reasonably be requested by the Corporation to determine the eligibility of such Stockholder Nominee to be included in the Corporation's proxy materials pursuant to this Section 17 of this Article II or to serve as a director of the Corporation, and (ii) the Corporation may require the Eligible Stockholder to furnish any other information that may reasonably be requested by the Corporation to verify the Eligible Stockholder's continuous Ownership of the Required Shares for the Minimum Holding Period and through the date of the annual meeting.

(h) The Eligible Stockholder may, at its option, provide to the Secretary of the Corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of its Stockholder Nominee(s)' candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 17 of this Article II, the Corporation may omit from its proxy materials, or may supplement or correct, any information, including all or any portion of a Supporting Statement, if the Board in good faith determines that (A) such information is not true and correct in all material respects or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, (B) such information directly or indirectly impugns character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person, or (C) the inclusion of such information in the Corporation's proxy materials would otherwise violate the proxy rules of the Securities and Exchange Commission or any other applicable law, rule or regulation.

(i) In the event that any information or communications provided by an Eligible Stockholder or a Stockholder Nominee to the Corporation or its stockholders is not, when provided, or thereafter ceases to be true and correct in all material respects or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of the Corporation of any such defect and of the information that is required to correct any such defect. Without limiting the forgoing, an Eligible Stockholder shall provide immediate notice to the Corporation if the Eligible Stockholder ceases to Own any of the Required Shares prior to the date of the annual meeting. In addition, any person providing any information to the Corporation pursuant to this Section 17 of this Article II shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for determining the stockholders entitled to receive notice of such meeting. For the avoidance of doubt, no notification, update or supplement provided pursuant to this Section 17(i) of this Article II or otherwise shall be deemed to cure any defect in any previously provided information or communications or limit the remedies available to the Corporation relating to any such defect (including the right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 17 of this Article II).

(j) Notwithstanding anything to the contrary contained in this Section 17 of this Article II, the Corporation shall not be required to include in its proxy materials, pursuant to this Section 17 of this Article II, any Stockholder Nominee (i) who would not be an independent director under the Independence Standards, (ii) whose election as a member of the Board would cause the Corporation to be in violation of these bylaws, the Certificate of Incorporation, the rules and listing standards of the securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable law, rule or regulation, (iii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (iv) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (v) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or (vi) who shall have provided any information to the Corporation or its stockholders that was untrue in any material respect or that omitted to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

(k) Notwithstanding anything to the contrary set forth herein, if (i) a Stockholder Nominee and/or the applicable Eligible Stockholder breaches any of its agreements or representations or fails to comply with any of its obligations under this Section 17 of this Article II or (ii) a Stockholder Nominee otherwise becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this Section 17 of this Article II, or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the Board, any committee thereof or the chairman of the annual meeting, (A) the Corporation may omit or, to the extent feasible, remove the information concerning such Stockholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its stockholders that such Stockholder Nominee will not be eligible for election at the annual meeting, (B) the Corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (C) the chairman of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, if the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 17 of this Article II, such nomination shall be declared invalid and disregarded as provided in clause (C) above.

(l) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least 25% of the votes cast in favor of such Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 17 of this Article II for the next two annual meetings of stockholders. For the avoidance of doubt, the immediately preceding sentence shall not prevent any stockholder from nominating any person to the Board pursuant to clause (ii) of Section 15(a) of this Article II.

(m) This Section 17 of this Article II provides the exclusive method for a stockholder to include nominees for election to the Board in the Corporation's proxy materials.

ARTICLE III

DIRECTORS

Section 3.1 POWERS. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or to be done by the stockholders.

Section 3.2 NUMBER AND QUALIFICATION OF DIRECTORS.

(a) Unless otherwise specified in the Certificate of Incorporation, the authorized number of Directors shall be not less than seven (7) nor more than twelve (12) until changed by an amendment of this Section 2 of this Article III duly adopted by the stockholders. The exact number of Directors shall be fixed, within the limits specified in the immediately preceding sentence, by a resolution adopted by the Board or by the stockholders.

(b) In order to be eligible for election or re-election as a director of the Corporation, a person must deliver to the Secretary at the principal executive offices of the Corporation a written representation and agreement that such person (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question, (ii) is not and will not become a party to (1) any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification (a "Compensation Arrangement") in connection with such person's nomination or candidacy for director that has not been disclosed to the Corporation or (2) any Compensation Arrangement in connection with service or action as a director, (iii) in such person's individual capacity, would be in compliance with, if elected as a director of the Corporation, and will comply with and, upon election, execute any requisite documentation pertaining to all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of ethics, and stock ownership and trading policies and guidelines of the Corporation, such documentation to include a Confidentiality Agreement between the Corporation and such person and (iv) consents to being named in any proxy statement of the Corporation, or other filings required to be made by the Corporation in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder, and to serve as a director if elected. The written representation and agreement provided for in this Section 2(b) of this Article III shall be in addition to any representations, agreements, certifications and information that a person seeking election or re-election as a director of the Corporation must deliver or submit to the Corporation or any officer of the Corporation under any other provision of these bylaws, the Certificate of Incorporation or any applicable law, rule or regulation.

Section 3.3 ELECTION AND TERM OF OFFICE. The Directors shall be elected at each annual meeting of stockholders, but if any such annual meeting is not held or the Directors are not elected thereat, the Directors may be elected at any special meeting of stockholders held for that purpose. Each Director shall hold office until the next annual meeting and until a successor has been elected and qualified.

Section 3.4 VACANCIES. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, Secretary or the Board, unless the notice specifies a later time for the effectiveness of such resignation. Vacancies in the Board, including those existing as a result of a removal of a Director, may be filled by approval of the Board or, if the number of Directors then in office is less than a quorum, by (1) the unanimous written consent of the Directors then in office, (2) the affirmative vote of a majority of the Directors then in office at a meeting held pursuant to notice or waivers of notice as required for special meetings, or (3) by a sole remaining Director. Except as provided herein, each Director so elected shall hold office until the next annual meeting and until such Director's successor has been elected and qualified. If, at the time of filling any vacancy or any newly created directorship, the Directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding and having the right to vote for such Directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the Directors chosen by the Directors then in office as aforesaid. A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail, at any annual or special meeting of stockholders at which any Director or Directors are elected, to elect the full authorized number of Directors to be voted for at that meeting. The Board may declare vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony. The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

Section 3.5 PLACE OF MEETING. Regular or special meetings of the Board shall be held at any place within or without the State of Delaware which has been designated from time to time by the Board. In the absence of such designation regular meetings shall be held at the principal executive office of the Corporation.

Section 3.6 REGULAR MEETINGS. Immediately following each annual meeting of stockholders, the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Other regular meetings of the Board shall be held without notice at such date, time and place as may be fixed by the Board in advance thereof following the end of each of the second, third and fourth quarters of the Corporation's fiscal year. If the Board fails to fix the date, time and place of any such regular meeting, the Chairman of the Board, the President or the Secretary shall do so and the meeting shall be called and noticed as for special meetings.

Section 3.7 SPECIAL MEETINGS. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board or by any two Directors. Special meetings of the Board shall be held upon four days' written notice or 24 hours' notice given personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, electronic mail or other electronic means. Any such notice shall be addressed or delivered to each Director at such Director's address or by such means as it is shown upon the records of the Corporation or as may have been given to the Corporation by the Director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. Notice of any meeting of the Board shall not be required to be given to any Director who is present at such meeting except a Director who attends the meeting for the express purpose of objecting, without delay at the meeting, to the transaction of business because the meeting is not lawfully called or convened. Except as otherwise required by law or by these Bylaws, notice of the purpose of a special meeting need not be given.

Section 3.8 QUORUM. A majority of the authorized number of Directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.9 PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members in such meeting can hear one another.

Section 3.10 WAIVER OF NOTICE. The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if either before or after the meeting, each of the Directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.11 ADJOURNMENT. A majority of the Directors present, whether or not a quorum is present, may adjourn any Directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

Section 3.12 FEES AND COMPENSATION. Directors and members of committees designated by the Board may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 3.13 ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

Section 3.14 RIGHTS OF INSPECTION. Every Director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a Director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

Section 3.15 COMMITTEES. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Directors, which to the extent provided in the resolution of the Board, or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as limited by Delaware General Corporation Law. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by the resolution of the Board designating such committee and otherwise in accordance with the provisions of these Bylaws applicable to meetings of the Board, but in all cases the presence of at least a majority of the members of such committee shall be necessary to constitute a quorum. In the event that a member of such committee is absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading.

ARTICLE IV

OFFICERS

Section 4.1 OFFICERS. The officers of the Corporation shall be a Chairman of the Board, a President, a Chief Executive Officer, one or more Vice Presidents, a Secretary, a Treasurer and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

Section 4.2 ELECTION. The officers of the Corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal or other disqualification from service, or until their respective successors shall be elected.

Section 4.3 SUBORDINATE OFFICERS. The Board may elect, and may empower the Chief Executive Officer to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board or, as authorized by the Board, as the Chief Executive Officer may from time to time determine.

Section 4.4 REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by the Board at any time, or, except in the case of an officer elected by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any such removal shall be without prejudice to the rights, if any, of the officer under any contract of employment of the officer. Any officer may resign at any time by giving written notice to the Corporation, but without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.5 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in these Bylaws for regular election or appointment to such office.

Section 4.6 CHAIRMAN OF THE BOARD. The Chairman of the Board shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned by the Board.

Section 4.7 PRESIDENT. Subject to such powers, if any, as may be given by the Board to the Chairman of the Board, the President is the general manager and, unless otherwise determined by the Board, the Chief Executive Officer of the Corporation and has, subject to the control of the Board, general supervision, direction, and control of the business and officers of the Corporation. The President shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at all meetings of the Board. The President has the general powers and duties of management usually vested in the office of president and general manager of a corporation and such other powers and duties as may be prescribed by the Board.

Section 4.8 VICE PRESIDENT. In the absence or disability of the President, the Vice President (in order of their rank as fixed by the Board, or if not ranked, the Vice President designated by the Board) shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board.

Section 4.9 SECRETARY. The Secretary shall keep or cause to be kept, at the principal executive office and such other place as the Board may order, a book of minutes of all meetings of stockholders, the Board and its committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the Bylaws of the Corporation at the principal executive office or business office in accordance with Section 213 of the Delaware General Corporation Law. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent or registrar, if one be appointed, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all the meetings of the stockholders and of the Board and of any committees thereof required by these Bylaws or by law to be given, shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 4.10 TREASURER. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, and shall send or cause to be sent to the stockholders of the Corporation such financial statements and reports as are by law or these Bylaws required to be sent to them. The books of account shall at all times be open to inspection by any Director. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the President and Directors, whenever they request it, an account of all transactions as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board. Unless otherwise determined by the Board, the Treasurer shall be the Chief Financial Officer of the Corporation.

ARTICLE V

OTHER PROVISIONS

Section 5.1 INSPECTION OF BYLAWS. The Corporation shall keep in its principal executive office the original or a copy of these Bylaws as amended to date which shall be open to inspection by stockholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside the State of Delaware and the Corporation has no principal business office in such state, it shall upon the written notice of any stockholder furnish to such stockholder a copy of these Bylaws as amended to date.

Section 5.2 ENDORSEMENT OF DOCUMENTS; CONTRACTS. Subject to the provisions of applicable law, any note, mortgage, evidence of indebtedness, contract, share certificate, conveyance, or other instrument in writing and any assignment or endorsements thereof executed or entered into between this Corporation and any other person, when signed by the Chairman of the Board, the President, or any Vice President, and the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of this Corporation shall be valid and binding on this Corporation in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same. Any such instruments may be signed by any other person or persons and in such manner as from time to time shall be determined by the

Board, and, unless so authorized by the Board, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or amount.

Section 5.3 SHARES OF STOCK. The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates shall be entitled to have, upon request, a certificate signed in the name of the Corporation by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officers, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board may provide; provided, however, that on any certificate issued to represent any partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Except as provided in this Section 3 of this Article V no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board may, however, in case any certificate for shares is alleged to have been lost, stolen or destroyed, authorize the issuance of a new certificate or uncertificated shares in lieu thereof, and the Corporation may require that the Corporation be given a bond or other adequate security sufficient to indemnify it against any claim that may be made against it (including expense or liability) on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.4 TRANSFERS. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked "Cancelled," with the date of cancellation, by the Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5.5 REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The President or any other officer or officers authorized by the Board or the President are authorized to vote, represent and exercise on behalf of the Corporation the rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

Section 5.6 STOCK PURCHASE PLANS. The Corporation may adopt and carry out a stock purchase plan or agreement or a stock incentive or award plan or agreement providing for the issue and sale for such consideration as may be fixed of its unissued shares, or of issued shares acquired or to be acquired, to one or more of the employees, Directors, consultants or advisors of the Corporation or of a subsidiary or to a trustee on their behalf and for the payment of such shares in installments or at one time, and may provide for aiding any such persons in paying for such shares by compensation for services rendered, promissory notes or otherwise. Any such stock purchase plan or agreement or stock incentive or award plan or agreement may include, among other features, the fixing of eligibility for participation therein, the class and price of shares to be issued or sold under the plan or agreement, the number of shares which may be subscribed for, the method of payment therefor, the reservation of title until full payment therefor, the effect of the termination of employment, an option or obligation on the part of the Corporation to repurchase the shares upon termination of employment, restrictions upon transfer of the shares, the time limits of and termination of the plan and any other matters, not in violation of applicable law, as may be included in the plan as approved or authorized by the Board or any committee of the Board.

Section 5.7 CONSTRUCTION AND DEFINITIONS. Unless the context otherwise requires, the general provisions, rules of construction, and definitions contained in the Delaware General Corporation Law shall govern the construction of these Bylaws.

Section 5.8 RELIANCE UPON BOOKS, RECORDS AND REPORTS. Each Director, each member of any committee designated by the Board and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such Director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE VI

INDEMNIFICATION

Section 6.1 RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board.

Such right shall be a contract right and shall include the right to receive payment from the Corporation for actual and reasonable expenses incurred in defending any Proceeding in advance of its final disposition; provided, however, that, the payment of such expenses incurred by a Director or officer in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of the Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it should be determined ultimately that such Director or officer is not entitled to be indemnified under this Article VI or otherwise.

The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with a lesser or the same scope and effect as the foregoing indemnification of Directors and officers provided that the employee or agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, in the case of a criminal Proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

No indemnification shall be made under this Section 1 of this Article VI:

(a) In respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation in the performance of such person's duty to the Corporation and its stockholders, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which the Proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine;

(b) Of amounts paid in settling or otherwise disposing of a Proceeding without Board approval or a determination by the Court of Chancery of the State of Delaware or the court in which the Proceeding is or was pending that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine; or

(c) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without Board approval or a determination by the Court of Chancery of the State of Delaware or the court in which the Proceeding is or was pending that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

Section 6.2 REQUIRED DETERMINATIONS FOR INDEMNIFICATION OF OTHER EMPLOYEES OR AGENTS. Any indemnification of employees or agents other than officers and Directors entitled to the contractual indemnification provided for in Section 1 of this Article VI shall be made by the Corporation only if authorized in the specific case, upon a determination by the Board that indemnification of the employee or agent is proper in the circumstances because the employee or agent has met the applicable standard of conduct set forth in Section 1.

Section 6.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 1 of this Article VI is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board, the Corporation's independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said law, nor an actual determination by the Corporation (including the Board, the Corporation's independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant had not met the applicable standard of conduct.

Section 6.4 OTHER INDEMNIFICATION RIGHTS. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the Certificate of Incorporation. The rights to indemnity hereunder shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. Nothing contained in this Article VI shall affect any right to indemnification to which any person may be entitled by contract or otherwise. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any Proceeding involving the occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment alteration or repeal. Subject only to limitations on the right of any person to indemnification contained in the Delaware General Corporation Law, in the event that there is a conflict between the provisions of the Corporation's Certificate of Incorporation, these Bylaws, a resolution of the stockholders or any agreement or other source of indemnification pursuant to which the person claiming a right of indemnification is covered, the broadest possible right to indemnification shall apply.

Section 6.5 INSURANCE. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI. In the event that any insurance maintained by the Corporation does not provide full coverage, either by the requirement of a deductible or co-payment or by the fact that the expenses actually and reasonably incurred exceed the insurance limits or for any other reason, the Corporation shall have the power to indemnify such person for the amount not covered by the insurance.

ARTICLE VII

EMERGENCY BYLAWS

During any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of the Board or its stockholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe or other similar emergency condition as a result of which a quorum of the Board or of the executive committee, if any, cannot readily be convened for action, a meeting of the Board or of said committee may be called by any officer or Director. Such notice may be given only to such of the Directors or members of the committee, as the case may be, as it may be feasible to reach at the time and by such means as may be feasible at the time including, without limitation, publication or radio.

The Director or Directors in attendance at the meeting of the Board, and the member or members of the executive committee, if any, in attendance at the meeting of the committee, shall constitute a quorum. If none are in attendance at the meeting, the officers or other persons designated on a list approved by the Board before the emergency, all in such order of priority and subject to such conditions and for such period of time (not longer than reasonably necessary after termination of the emergency) as may be provided in the resolution approving the list, shall to the extent required to provide a quorum at any meeting of the Board or of the executive committee, be deemed Directors or members of the committee, as the case may be, for such meeting.

The Board, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such emergency any or all officers or agents of the Corporation shall for any reason be rendered incapable of discharging their duties. The Board, either before or during any such emergency, may, effective in the emergency, change the principal executive office or designate several alternative offices or authorize the officers so to do.

ARTICLE VIII

AMENDMENTS

These Bylaws may be amended or repealed either by approval of the outstanding shares or by the approval of the Board; provided, however, that after the issuance of shares, a Bylaw specifying or changing a fixed number of Directors (except for a fixed number within a maximum or minimum range) or the maximum or minimum number of a range, or changing from a fixed to a variable Board or vice versa, may only be adopted by approval of the outstanding shares.

ARTICLE IX

FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum (an "Alternative Forum Consent"), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any Director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation or any Director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX. If any action the subject matter of which is within the scope of this Article IX is filed in a court other than the Court of Chancery of the State of Delaware (or any other state or federal court located within the State of Delaware, as applicable) (a "Foreign Action") by or in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or such other state or federal court located within the State of Delaware, as applicable) in connection with any action brought in any such court to enforce this Article IX and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth above in this Article IX with respect to any current or future actions or claims.

SECRETARY'S CERTIFICATE OF ADOPTION OF

THE AMENDED AND RESTATED BYLAWS

I hereby certify that I am the duly elected and acting Secretary of WD-40 COMPANY, a Delaware corporation, and that the foregoing Amended and Restated Bylaws constitute the Amended and Restated Bylaws of said Corporation as duly adopted as of July 13, 2016.

IN WITNESS WHEREOF, I have signed my name and affixed the seal of said Corporation this 13th day of July, 2016.

/s/ Richard T. Clampitt
Richard T. Clampitt
WD-40 Company Corporate Secretary